News release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

26 September 2011

Reed Elsevier announces definitive agreement to acquire Accuity

Reed Elsevier announced today that it has entered into a definitive agreement to acquire the entire issued share capital of Accuity Holdings Inc. from Investcorp, a global investment firm, for a consideration of £343m payable in cash.

Accuity is a leading US provider of online subscription-based data solutions for the financial services industry which enable customers to maximise the accuracy of their banking and payment transactions, and to minimise the risk of non-compliance with government regulations in these transactions. Accuity is a highly complementary business with both Reed Elsevier’s Bankers’ Almanac and the financial services business of LexisNexis Risk Solutions.

Accuity operates in three principal segments:

•	Payment Efficiency: provision of bank routing data files, filters, directories and look-up tools which enable financial institutions and corporates to execute transactions globally, increasing straight-through-processing rates, and reducing errors and costs;

•	Risk Reduction: provision of data and software solutions that enable financial institutions and corporates to screen against sanctioned and high risk entities and people through customer filtering, account screening and transaction monitoring; and

•	National Regulatory Services: provision of workflow, information and consultancy services which help investment institutions remain compliant with regulations.

Accuity is, like Bankers’ Almanac, an online data business with subscription-based revenues, 95%+ customer retention rates and double digit revenue growth. It has offices across the US and in the UK, and provides solutions to the banking financial services, corporate and government communities with over 14,000 clients, including most of the world’s leading financial institutions and all of the top 25 US banks. Accuity has over 300 staff and is based in Skokie, Illinois, United States.

Reed Elsevier, through Reed Business Information’s Bankers’ Almanac, is recognised as a leading provider of banking intelligence and online banking data to financial services sector customers predominantly outside the US. Additionally, Reed Elsevier’s LexisNexis Risk Solutions business is a leading provider of risk reduction and compliance services through its anti-money laundering (AML) and fraud prevention data and solutions.

Accuity will be integrated with Bankers’ Almanac and will share the combined data assets with LexisNexis Risk Solutions. The CEO of Accuity is joining Reed Elsevier to run the enlarged business within the data businesses of Reed Business Information.

The acquisition will be accretive to Reed Elsevier’s adjusted earnings from the outset, with post tax returns expected to cover its weighted average cost of capital by the third year. The transaction is subject to customary conditions and regulatory consents and is expected to close in the fourth quarter.

Reed Business Information CEO Mark Kelsey said: “Bankers’ Almanac and Accuity are both strong brands with highly complementary products and strengths and excellent geographic fit. The combination of the two companies will enable us to offer customers much more comprehensive products and services to meet their developing needs.”

James M. Peck, CEO of LexisNexis Risk Solutions said: “Accuity is a business with prestigious content, in an attractive space with strong fundamental growth characteristics. The combination will provide our customers with expanded resources to contribute further to managing their AML and Know Your Customer (KYC) requirements.”

Hugh Jones, president and CEO of Accuity, said: “By combining the assets of Accuity and Bankers’ Almanac and LexisNexis Risk Solutions, we will be able to provide new solutions to our customers that are unprecedented. Our current and prospective customers will have access to the premier banking information repository in both breadth and depth, and this combination will enhance their businesses significantly.”

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Enquiries
Sybella Stanley (Investors) +44 (0)20 7166 5630	Patrick Kerr (Media) +44 (0)20 7166 5646

Notes to Editors

About Reed Elsevier Group plc
Reed Elsevier Group plc is a world leading publisher and information provider targeting the science and medical, legal, risk management, and business to business sectors.  We provide high value and flexible information solutions to professional users.  The group employs more than 30,000 people, including more than 16,000 in North America.  Reed Elsevier reported revenues for 2010 of £6,055m/€7,084m.  Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £11bn/€13bn.  Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

About Reed Business Information
Reed Business Information brings leading brands to an audience of millions of decision makers worldwide through its multi- platform media of data services, online lead generation services, community websites, magazines and events.

About LexisNexis Risk Solutions
LexisNexis® Risk Solutions through its cutting-edge technology, unique data and advanced scoring analytics provides total solutions that address evolving client needs in the risk sector while upholding high standards of security and privacy. LexisNexis Risk Solutions customers include businesses, organizations, US federal government and law enforcement agencies. LexisNexis Risk Solutions is headquartered in Alpharetta, Georgia, United States.

About Bankers’ Almanac
Bankers’ Almanac has for over 160 years provided solutions to help financial professionals make payments, conduct due diligence, assess credit risk and carry out financial research on the world’s banks. With clients including all top 100 global banks, Bankers’ Almanac is relied upon daily by over 22,000 users worldwide.

About Accuity
Accuity is a leading provider of global payment routing data, AML screening data and software and professional services that allow organizations, across multiple industries, to maximize efficiency and facilitate compliance of their transactions. Accuity maintains authoritative and comprehensive databases globally with a reputation built on the accuracy and quality of our data, products and services. For more than 150 years, Accuity’s worldwide clients, located in over 150 countries, have included C-level executives, managers and technology professionals. The solutions and services Accuity provides are packaged in multiple formats to serve their diverse needs.

About Investcorp
Investcorp is a leading provider and manager of alternative investment products. Investcorp has offices in New York, London and Bahrain and is publicly traded on the Bahrain Bourse (INVCORP). Investcorp has three business areas: corporate investment in the US, Europe and the Gulf, real estate investment in the US and global hedge funds. As of June 30, 2011, Investcorp had $11.8 billion in assets under management.